Filed Pursuant to Rule 424(b)(3)

Registration No. 333-114237

PROSPECTUS SUPPLEMENT

(to Prospectus dated April 23, 2004)

Progress Energy, Inc.

PROGRESS ENERGY INVESTOR PLUS PLAN

Direct Stock Purchase and Dividend Reinvestment Plan

The following information updates and supplements our Investor Plus Plan Prospectus, dated April 23, 2004 (the “2004 Prospectus”).

The Plan Administrator is Computershare Trust Company, N.A. (“Computershare”). Computershare is also the transfer agent and registrar for our common stock. Updated contact information is provided below.

General Inquires to Computershare:	General Inquires to Progress Energy:
Progress Energy Investor Plus Plan c/o Computershare Trust Company, N.A. P.O. Box 43078 Providence, RI 02940-3078 1-866-290-4388 www.computershare.com/investor	Progress Energy, Inc. Shareholder Relations P.O. Box 1551 Raleigh, NC 27602-1551 Telephone number: 1-919-546-3014 Facsimile: 1-919-546-2859 Email: shareholder.relations@pgnmail.com
Initial Cash Investments and Certificate Safekeeping: Progress Energy Investor Plus Plan c/o Computershare Trust Company, N.A. P.O. Box 43078 Providence, RI 02940-3078	Optional Cash Investments: Progress Energy Investor Plus Plan c/o Computershare Trust Company, N.A. P.O. Box 6006 Carol Stream, IL 60197-6006

An initial investment option or investment option change may not apply to a particular dividend if your enrollment form is not received prior to the record date for that dividend. On-line enrollment, account transactions and account management can be completed at www.computershare.com/investor. Online purchases will require authorization to withdraw funds from your bank account. Computershare will not accept cash, money orders, traveler’s checks or third party checks for investment payment. Checks should be made payable to Computershare-Progress Energy. Shares purchased by check may be withdrawn from the Plan or sold immediately; there is no longer a 14-day holding period as previously disclosed in the 2004 Prospectus.

References throughout the 2004 Prospectus to “brokerage commissions” are changed to “processing fees,” which include all administrative fees and any applicable brokerage commissions.

For optional investments over the maximum monthly amount, the per share purchase price and threshold price, if any, will be determined using the NYSE volume weighted average price, rounded to six decimal places. You should telephone us at 1-919-546-7753 for information on how many days are in the pricing period.

Shares purchased on the open market will be credited to participating accounts as of the settlement date. Shares issued by us will be credited to participating accounts on the investment date.

Fractional share certificates will not be issued under the Plan. In lieu of fractional share certificates, a check will be issued with a value based on the then current market value of the fractional share, less any related processing and sale fees.

An amended and restated Investor Plus Plan Prospectus, dated August 1, 2008, is available in the investors section of our website at www.progress-energy.com, on Computershare’s website at www.computershare.com/investor or on the SEC’s website at www.sec.gov. You may also contact us in writing, or by telephone or email if you would like a printed copy of the new Prospectus sent to you.

The date of this Prospectus Supplement is August 1, 2008